

May 21, 2015

Clifford J. Perry
Chief Executive Officer
Freedom Leaf, Inc.
3571 E. Sunset Road, Suite 420
Las Vegas, Nevada 89120

> **Re:** **Freedom Leaf, Inc.**
> **Form 8-K**
> **Response Dated May 18, 2015**
> **File No. 333-190067**

Dear Mr. Perry:

We have reviewed your May 18, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information and amending your filing. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 4.02

1. We note from your response that your Form 10-Q for the quarter ended December 31, 2014 did not contain the financial statements of Freedom Leaf, Inc. In this regard, please amend your Form 8-K to disclose the specific reasons why you deemed your Form 10-Q to be deficient in its disclosures. The disclosure in your amended 8-K should be in a level of detail similar to your response.

2. In addition, please note that the financial statements of Freedom Leaf, Inc. were due no later than 75 days after consummation of the acquisition (October 3, 2014). Therefore, historical financial statements of Freedom Leaf, Inc. were required to be filed in an Item 2.01 8-K by December 17, 2014. Furthermore, given that the quarter ended December 31, 2014 was your first reporting period after the acquisition, Freedom Leaf, Inc. financial statements should have been the only financial statements filed as Arkadia International was no longer the reporting company. In this regard, please confirm that you will file an amended Item 5.01/2.01 8-K to include the financials statements of Freedom Leaf, Inc. as required by Item 8-04 of Regulation S-X. Please also confirm that

to the extent your December 31, 2014 and March 31, 2015 10-Qs contain financial statements of the prior registrant, Arkadia International, rather than of the reporting company Freedom Leaf, Inc. subsequent to the acquisition, you will amend your Form 10-Qs to include the financial statements of Freedom Leaf, Inc., the reporting company.

3. Please note that given that the acquisition took place on October 4, 2014 and the Item 2.01 8-K was filed October 10, 2014, it does not appear that you filed a timely report on Form 8-K to provide the disclosure requirements in Item 2.01 of Form 8-K regarding the completion of the acquisition of significant assets, as such report is due within four business days of the transaction. Additionally, we would advise you to discuss and pre-clear with the Office of Chief Counsel in the Division of Corporation Finance any questions on your eligibility to use Securities Act Forms that are predicated on the current and timely filing of the company´s current and periodic reports.

General

4. At the conclusion of our letter to you dated May 15, 2015, we asked for a written statement from the company with certain acknowledgments. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. You will note that we have reproduced the original request at the conclusion of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any questions, please call me at (202) 551-3624.


Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant
